UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 1, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

(publicly held company)

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code n. 1279

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON OCTOBER 26, 2017

1.                                     Date, Time and Place: Held on October 26, 2017, at 8:30am, at Rua Fidêncio Ramos, no. 302, 4th floor, Tower B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call notice: The members of the Board of Directors of Fibria Celulose S.A. (“Company”) were duly called pursuant to item 6 of the Internal Rules of the Board of Directors.

3.                                     Attendance: The majority of the sitting members of the Board of Directors, that is, Messrs. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar; Ernesto Lozardo; João Carvalho de Miranda (Vice-Chairman of the Board of Directors); Marcos Barbosa Pinto; Paulo Fernando Fleury da Silva e Souza; and Raul Calfat. The absence of Mr. João Henrique Batista de Souza Schmidt was justified and he was substituted by Mr. Francisco Fernandes Campos Valério, according to the item 4 of the Internal Rules of the Board of Directors.

4.                                     Presiding:  Mr. José Luciano Duarte Penido — Chairman of the Board of Directors.

Mrs. Claudia Elisete Rockenbach Leal — Secretary.

5.                                     Agenda: Deliberate about: (i) the appointment of the independent auditors of the Company, due to the proximity of the termination of the services agreements between the Company and BDO RCS Auditores Independentes S/S, according to the article 17, item IX of the Company By-laws; (ii) the receipt of the resignation presented by Mrs. Maria Aparecida Silva Bento to her position as member of the Sustainability Committee of the Company; and (iii) the ratification of the composition of the Company’s Advisory Committees.

6.                                     Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance, by unanimous vote and without reservations and/or qualifications, decided to:

6.1.                            Approve the appointment, in accordance with the recommendation of the Statutory Auditing Committee, which report is recorded at the headquarter of the Company, of PricewaterhouseCoopers Auditores Independentes, as the independent auditors of the Company for a term of 5 years, that can be renewed for another 5 years, at the Company’s discretion, in substitution of the BDO RCS Auditores Independentes S/S (“BDO”), due to the end of the term of the services agreement with the Company on December 31, 2017. BDO has expressed its consent to the justification of the substitution, according to the article 28 of CVM Instruction n. 308/99, as modified.

6.2.                            Consign the receipt of the resignation of Mrs. Maria Aparecida Silva Bento, presented on October 25, 2017, to her position as member of the Sustainability Committee of the Company, for which she was appointed on the Board of Directors meeting held on May 19, 2016.

6.3.                            Ratify the composition of the Advisory Committees’ to the Company’s Board of Directors, as described below, whose term of office will always match with the term of the members of Board of Directors, that is, until the date of the General Ordinary Shareholders´ Meeting which deliberates on the Company´s financial statements of the fiscal year ended on December 31, 2018.

FINANCIAL COMMITTEE

Coordinator:	Sergio Augusto Malacrida Jr.
Members:	Ernesto Lozardo
Leonardo Mandelblatt de Lima Figueiredo
Marcos Barbosa Pinto
Secretary:	David Alegre (interim)
Invited:	Guilherme Perboyre Cavalcanti

INNOVATION COMMITTEE

Coordinator:	Carlos Augusto Lira Aguiar
Members:	João Henrique Batista de Souza Schmidt
Eduardo Rath Fingerl
José Luciano Duarte Penido
Paulo Fernando Fleury da Silva e Souza
Raul Calfat
Secretary:	Vinícius Nonino
Invited:	Marcelo Strufaldi Castelli Fernando de Lellis G. Bertolucci

PERSONEL AND REMUNERATION COMMITTEE

Coordinator:	Alexandre Gonçalves Silva
Members:	Gilberto Lara Nogueira
João Batista Ferreira Dornellas
José Luciano Duarte Penido
Secretary:	Luiz Fernando Torres Pinto

SUSTAINABILITY COMMITTEE

Coordinator :	José Luciano Duarte Penido
Members:	Ailton Alves Lacerda Krenak
Carlos Alberto de Oliveira Roxo Claudio Valladares Pádua
João Carvalho de Miranda Paulo Fernando Fleury da Silva e Souza Sergio Besserman Vianna Sergio Eduardo Weguelin Vieira
Secretary :	Maria Luiza de Oliveira Pinto e Paiva
Invited:	Aires Galhardo
Paulo Ricardo Silveira

7.                                     Closing: There being nothing else to address, the meeting was closed and these minutes were drawn, read, found to be accurate, approved and signed by all present. Meeting Board: Mr. José Luciano Duarte Penido (Chairman of the Board of Directors) and Mrs. Claudia Elisete Rockenbach Leal (Secretary). Attendance: Messes. José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar; Ernesto Lozardo; Francisco Fernandes Campos Valério (alternate of João Henrique Batista de Souza Schmidt); João Carvalho de Miranda (Vice-Chairman of the Board of Directors); Marcos Barbosa Pinto; Paulo Fernando Fleury da Silva e Souza; and Raul Calfat.

São Paulo, October 26, 2017.

I hereby certify that the present minutes are a true copy of the original which is filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman of the Board of Directors	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO